Amendment #:1
Name of Issues:MDC Holdings
Title of Class of Securities:Common
CUSIP Number:552676108
(1)Name of Reporting Person: Donald Smith & Co., Inc. 13-2807845
(2)Check Appropriate Box if a Member of Group:"B"
(4) Place of Organization: E. 80 Rte. 4, Paramus, NJ 07652
(5) Sole Voting Power: 814,800 shares
(6) Shared Voting Power: 0
(7) Sole Dispositive Power:814,800 shares
(8) Shared Dispositive Power: 0
(9) Aggregate Amount Beneficially Owned:814,800
(10)
(11) Percent of Class Represented by Amt. In Row(9): less than 5%
(12) Type of Reporting Person: IA

Exhibit 1


(22,315) Item 1 (a)MDC Holdings
          Item 2 (b) 3600 South Yosemite St., suite 900
                         Denver, Colorado 80237

(22,316)  Item 2 (a) Donald Smith & Co., Inc.
          Item 2 (b) East 80 Route 4, Paramus, N. J. 07652
          Item 2 (c) Not applicable
          Item 2 (d) Common
          Item 2 (e) Cusip =552676108

(22,317)  Item 3 (e) IA

(22,318)  Item 4 (a)814,800 shares owned
                 (b) less than 5% of class
                 (c) (i) 814,800 shares can be solely voted
                     (ii) 0 shares (shared power to vote)
                     (iii)814,800 shares can be disposed
                     (iv) 0 shares (shared power to dispose)

(22,319) Item 5 This statement is being filed to report that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

(22,320)  Item 6 Not applicable
(22,321)  Item 7 Not applicable
(22,322)  Item 8 Not applicable
(22,323)  Item 9 Not applicable
(22,324)  Item 10:     By signing below, I certify that, to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998
Name and Title:  Paula Smith; Corporate Secretary